UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9- 7996183

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On July 1, 2024, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release entitled “NeuroSense Demonstrates Statistically Significant Efficacy and Survival Benefits in People Living with ALS: The Promising Results from the 12-Month PARADIGM Study Highlight PrimeC’s Potential as a Disease Modifying Drug.” A copy of the press release is furnished herewith as Exhibit 99.1.

Investors should note that in addition to using the Company’s website as a channel of distribution of Company information, the Company uses its social media channels, LinkedIn, YouTube and X as channels of distribution. The information the Company posts on its website and these social media channels may be deemed material. Accordingly, investors should monitor the Company’s website and these social media channels, in addition to following its press releases, SEC filings and public conference calls and webcasts.

This Report on Form 6-K and the first through fourth paragraphs of the press release attached as Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated July 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: July 1, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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